May 23, 2002

02 MAY 29 AM 10: 1-

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith the Notice of Resolution of the 51st Ordinary General Meeting of Shareholders and the Class Meeting of Common Shareholders (Translation).

With best wishes,

02034406

SUPPL

Yours faithfully,

K. Uetsuka

Kazuya Uetsuka
Director
Division Manager
Finance Division
The Daiei, Inc.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

dw 5/29

May 23, 2002

To our shareholders:

NOTICE OF RESOLUTION OF THE 51ST ORDINARY GENERAL MEETING OF SHAREHOLDERS AND THE CLASS MEETING OF COMMON SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the following was reported and adopted at the 51st Ordinary General Meeting of Shareholders and the Class Meeting of Common Share holders held on May 23, 2002:

[THE GENERAL MEETING]

ITEMS TO REPORT

No.1: Business report, the non-consolidated balance sheet as of February 28, 2002, and the non-consolidated statement of operations for the 51th term (from March 1, 2001 to February 28, 2002.)

This item was reported and agreed to.

ITEMS FOR RESOLUTION

No.1: Matter concerning the approval of the "Proposal of Disposition of Deficit" for the 51st term.

This item was approved and passed as proposed.
We regret to announce that it was decided to suspend the dividend for the term.

No.2: Matter concerning the capital reduction.

This item, reducing capital by ¥111,530,139,136 without compensation, from ¥112,030,139,136 to ¥500,000,000, was approved and passed as proposed.

No.3: Matter concerning the reverse stock split of the first preferred stocks.

This item, consolidating each 10 shares into one share for both type A preferred stocks and type B preferred stocks was approved and passed as proposed.

No.4: Matter concerning the reverse stock split of common stocks.

This item, consolidating each 2 shares into one share was approved and passed as proposed.

No.5: Matter concerning the partial alteration in the articles of incorporation.

This item was approved and passed as proposed.
The following are the major alterations:

1) Amendment of the Article to prepare for the issue of preferred stocks.
2) The term of office for the Directors was shortened from two years to one year.
3) Amendment of the Article due to the enforcement of the "Law to Amend Part of the Commercial Code, Etc."

No.6: Matter concerning the election of seventeen corporate auditors due to expiration of the term of office of seventeen Directors.

This item was approved and passed as proposed.
The following were elected as the Director and they assumed the positions accordingly:
Jiro AMAGAI, Kunio TAKAGI, Takashi HIRAYAMA, Hiroshige SASAKI, Kazuhiko IWATA, Kazuya UETSUKA, Tokio ENDO, Hiroyuki OGAWA, Mikio KIHARA, Osamu SATO, Jun SATO, Shinji SEINO, Kazuo TAKAHASHI,
Tadahiko TSUCHIYA, Toshio HASUMI, Kenshiro YAMANARI, Hiromichi FUNAHASHI

No. 7: Matter concerning the election of one corporate auditor

This item was approved and passed as proposed.
Toichiro KIGAWA was elected as the corporate auditor and he assumed the position accordingly.
KIGAWA is also the outside corporate auditor stipulated on article 18, paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with Respect to Audit, Etc. of Corporations (Kabushiki-Kaisha)."

[THE CLASS MEETING OF COMMON SHAREHOLDERS]
ITEMS FOR RESOLUTION

No.1: Matter concerning the reverse stock split of common stocks.

This item, consolidating each 2 shares into one share was approved and passed as proposed.

No.2: Matter concerning the partial alteration in the articles of incorporation.

This item was approved and passed as proposed.
The main alteration of the article is to prepare for the issue of preferred stocks.

Yours very truly,

Kunio TAKAGI
President and Chief Executive Officer

The Daiei, Inc.
4-1-1 Minatojima Nakamachi,
Chuo-ku, Kobe, Hyogo 650-0046, JAPAN

(Reference)

Additionally, the class meeting of shareholders of type A preferred stocks and the class meeting of shareholders of type B preferred stocks were held on May 23, 2002. All of the following items for resolution was approved and passed as proposed.

[THE CLASS MEETING OF SHAREHOLDERS OF TYPE A PREFERRED STOCKS]
ITEMS FOR RESOLUTION

No.1: Matter concerning the reverse stock split of the first type A preferred stocks.
No.2: Matter concerning the alteration in the articles of incorporation.

[THE CLASS MEETING OF SHAREHOLDERS OF TYPE B PREFERRED STOCKS]
ITEMS FOR RESOLUTION

No.1: Matter concerning the reverse stock split of the first type B preferred stocks.
No.2: Matter concerning the alteration in the articles of incorporation.

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